VintageLifeSM
ISSUED BY
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Fund UL for Variable Life Insurance

Disclosure Notice
May 1, 2023
A Modified Single Premium Variable Life Insurance Policy
This Disclosure Notice provides certain updated information about your VintageLifeSM Variable Life Insurance Policy, a modified single premium variable life insurance policy (the “Policy”) issued by Brighthouse Life Insurance Company (the Company, or We, Us, or Our). The Policy is no longer available for purchase.
Updated financial statements for the Company and Brighthouse Fund UL for Variable Life Insurance (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/TAHD/BHF91. The Policy prospectus, dated May 1, 2005, as supplemented, is available and contains more information about the Policy, including its features, benefits, and risks. You can obtain this information at no cost by calling 800-334-4298 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these Policies or the adequacy of this Disclosure Notice. Any representation to the contrary is a criminal offense.

Glossary

Cash Surrender Value — the Cash Value less any Outstanding Loans and applicable surrender charges.
Cash Value — the sum of the accumulated value held in the Investment Options plus the Loan Account value.
Cost of Insurance Charge — a charge that reflects the anticipated mortality of the Insured.
Death Benefit — the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.
Fund — a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a mutual fund of the same name.
General Account — an account that consists of the Company’s assets other than those held in any separate account.
Insured — the person whose life is insured under the Policy.
Investment Options — the segments of the Separate Account to which you may allocate Premium Payments or Cash Value. Each Investment Option invests directly in a corresponding mutual fund.
Monitored Portfolios — Certain Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Monthly Deduction Amount — the amount of charges deducted from the Policy’s Cash Value, which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any Rider(s).
Policy — VintageLife, a modified single premium life insurance policy.
Policy Month — twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.
Policy Year — each successive twelve-month period; the first beginning with the Policy Date.
Premium Payment — the amounts you send us to be applied to your Policy.
Rider — a supplemental insurance benefit offered under the Policy .
Stated Amount — the amount selected by the Policy Owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.
Updated Information You Should Consider About the Policy

The information in this section is a summary of certain Policy features that have changed since April 29, 2022. This does not reflect all of the changes that have occurred since you purchased your Policy.
General Matters Relating to the Policy
Cybersecurity and Certain Business Continuity Risks. Our variable life insurance business is largely conducted through complex information technology and communications systems operated by us and our service providers or other business partners (e.g., the Funds and the firms involved in the distribution and sale of our variable life insurance policies), and their operations rely on the secure processing, storage and transmission of confidential and other information in their systems and those of their respective third party service providers. For example, many routine operations, such as processing Policy Owners’ requests and elections and day-to-day recordkeeping, are all executed through computer networks and systems.
We have established administrative and technical controls and business continuity and resilience plans to protect our operations against attempts by unauthorized third parties to improperly access, modify, disrupt the operation of, or prevent access to critical networks or systems or data within them (a “cyber-attack”). Despite these protocols, a cyber-attack could have a material, negative impact on the Company and the Separate Account, as well as individual Policy Owners and their Policies. There are inherent limitations in our plans and systems, including the possibility that certain risks have not been identified or that unknown threats may emerge in the future. Unanticipated problems with, or failures of, our disaster recovery systems and business continuity plans could have a material impact on our ability to conduct business and on our financial condition and operations, and such events could result in regulatory fines or sanctions, litigation, penalties or financial losses, reputational harm, loss of customers, and/or additional compliance costs for the Company. Our operations also could be negatively affected by a cyber-attack at a third party, such as a service provider, business partner, another participant in the financial markets or a governmental or regulatory authority.
Cyber-attacks can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; phishing attacks; account takeover attempts; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access functionality. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict. Disruptions or failures may also result from unintentional causes, such as market events that trigger a surge of activity that overloads current information technology and communication systems.  Other disruptive events, including (but not limited to) natural disasters, military actions, and public health crises, may adversely affect our ability to conduct business, in particular, if our employees or the employees of our service providers are unable or unwilling to perform their responsibilities as a result of any such event.  Cyber-attacks, disruptions or failures to our business operations can interfere with our processing of policy transactions, including the processing of transfer orders from our website or with the Funds; impact our ability to calculate Accumulation Unit values; cause the release and/or possible loss, misappropriation or corruption of confidential Policy Owner or business information; or impede order processing or cause other operational issues.
Cyber-attacks, disruptions or failures may also impact the issuers of securities in which the Funds invest, and it is possible the Funds underlying your Policy could lose value.  There can be no assurance that we or our service providers or the Funds will avoid losses affecting your Policy due to cyber-attacks, disruptions or failures in the future.  Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage and mitigate this risk at all times. Furthermore, we cannot control the cybersecurity plans and systems implemented by third parties, including service providers or issuers of securities in which the Funds invest.
COVID-19 and Market Conditions. The COVID-19 pandemic has at times resulted in or contributed to significant financial market volatility, travel restrictions and disruptions, quarantines, an uncertain interest rate environment, elevated inflation, global business, supply chain, and employment disruptions affecting companies across various industries, government and central bank interventions, wide-ranging changes in consumer behavior, as well as general concern and uncertainty that has negatively affected the economic environment. COVID-19 vaccine distribution in the United States has resulted in more flexible quarantine guidelines, increased consumer demand, and resurgence of travel. However, vaccination rates and vaccine availability abroad, specifically in developing and emerging market countries, continues to lag, and new COVID-19 variants have led to waves of increased hospitalizations and deaths.
At this time, it continues to not be possible to estimate the severity or duration of the pandemic, including the severity, duration and frequency of any additional “waves” or emerging variants of COVID-19. It likewise remains not possible to predict or estimate the longer-term effects of the pandemic, or any actions taken to contain or address the pandemic, on our business and financial condition, the financial markets, and the economy at large. The Company has implemented risk management and contingency plans, and continues to closely monitor this evolving situation, including the impact on services provided by third-party vendors. However, there can be no assurance that any future impact from the COVID-19 pandemic will not be material to the Company and/or with respect to the services the Company or its customers receive from third-party vendors.
Significant market volatility and negative investment returns in the financial markets resulting from the COVID-19 pandemic and market conditions could have a negative impact on returns of the Funds in which the Separate Account invests. Depending on market conditions and your individual circumstances (e.g., your selected Investment Options and the timing of any transfers or withdrawals), you may experience (perhaps significant) negative returns under the Policy. You should consult with your financial representative about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the Policy, such as making Premium Payments, transfers, or withdrawals, based on your individual circumstances.
Transfers
Monitored Portfolios. We monitor transfer activity in the following Funds for purposes of imposing our restrictions on frequent transfers.
Invesco Small Cap Growth Portfolio

MFS® Research International Portfolio
Western Asset Core Plus VIT Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About The Policy

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
If, during the first nine Policy Years, or during the first nine Policy Years following an increase in Stated Amount, you fully or partially surrender your Policy, reduce the Stated Amount, or make a change in Death
Benefit option that reduces the Stated Amount, or your Policy lapses, then we will deduct a surrender charge from the Cash Value. The maximum surrender charge will not be greater than 7.5% of the
Premium Payments made within the two prior Policy Years. For example, if you made a Premium Payment of $100,000 and you surrendered the
Policy within the following two Policy Years, you could pay a surrender charge of up to $7,500.00.
Policy Charges and Deductions – Surrender Charges Fee Tables
Transaction Charges	In addition to surrender charges, you may also be charged for other transactions. These charges include a state premium tax charge and a charge for requested decreases in Stated Amount.			Policy Charges and Deductions – Charges Against Cash Value Fee Tables
Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including a
Cost of Insurance Charge, a Policy administrative expense charge, a mortality and expense risk charge, and a Policy loan cost. Certain of these ongoing charges vary in amount depending on the Insured’s Age, risk class, and (except for unisex Policies) sex. You should view the
Policy Summary page of your Policy for the specific charges applicable to your Policy.

You will also bear expenses associated with the Funds under the Policy, as shown in the following table:
Policy Charges and Deductions – Charges Against Cash Value; Charges Against the Separate Account Fee Tables Appendix A: Funds Available Under the Policy (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Investment options (Fund fees and expenses)	0.13%	1.00%
RISKS
Risk of Loss	You can lose money by investing in the Policy.			Summary of Principal Policy Benefits and Risks – Principal Policy Risks
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. If you make a premature withdrawal of cash from your Policy, you may incur various costs (e.g., a surrender charge) and also possible federal income tax.
Summary of Principal Policy Benefits and Risks – Principal Policy Risks Policy Charges and Deductions
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy (e.g., the Funds). Each investment option will have its own unique risks, and you should review these investment options before making an investment decision.
Description of the Company, Separate Account and Funds – The Funds

RISKS
Insurance Company Risks
An investment in the Policy is subject to the risks related to the
Company , including that any obligations, guarantees or benefits are subject to the Company’s claims-paying ability. More information about the Company, including its financial strength ratings, is available upon request by calling (888) 243-1968.
Description of the Company , Separate Account and Funds – The Insurance Company
Contract Lapse
In general, in any month that your Policy’s Cash Surrender Value is not large enough to cover the Monthly Deduction Amount (i.e., the amount we deduct on the first day of each Policy Month for charges such as the
Cost of Insurance Charge), your Policy will be in default, and may lapse.
Your Policy’s Cash Surrender Value can be impacted by poor investment performance of the Funds you select. Your Policy may also lapse if Policy loans plus accrued interest exceed the Policy’s Cash Value less the surrender charge. Additionally, insufficient Premium Payments, withdrawals and Policy charges (including increases in those charges)
could cause the Policy to lapse and you will no longer have insurance coverage. If your Policy has lapsed, you may reinstate it within three years from the date the last Monthly Deduction Amount was paid.
Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. A Death Benefit will not be paid if the Policy has lapsed.
Lapse and Reinstatement
RESTRICTIONS
Investments	Availability of Funds. We reserve the right to remove or substitute a Fund or limit its availability to subsequent Premium Payments and/or transfers of Cash Value.	Description of the Company , Separate Account and Funds – The Funds
Optional Benefits
Various optional benefits may be available in the form of a Rider to your
Policy. Not all of these Riders may be available to you. In general, these supplemental insurance benefits may be available only to Insureds within certain age ranges and may be subject to certain limitations. We may stop offering an optional benefit at any time.
Other Benefits – Riders (Supplemental Insurance Benefits)
TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the
Policy. Please note that there is no additional tax benefit to you if the
Policy is purchased through a tax-qualified plan. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Federal Tax Considerations
CONFLICTS OF INTEREST
Investment Professional Compensation
All firms selling the Policy receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. A selling firm, or a sales representative of a selling firm, may receive different compensation for selling one product over another and may have a financial incentive to offer or recommend the Policy over another investment. Apart from the payment of commissions, selling firms may receive additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees.
Distribution & Compensation
Exchanges
In general, sales representatives may have a financial incentive to offer you a new insurance policy in place of the Policy you already own. You should exchange your Policy only if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
Other Benefits – Exchange Option

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Appendix A

Funds Available Under The Policy
The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/TAHD/BHF91. You can also request this information at no cost by calling our TeleService Center at (800) 334-4298 or by sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Fund, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.98%	-20.15%	5.16%	8.67%
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:Invesco Advisers, Inc.	0.81%	-35.04%	4.47%	10.10%
Seeks capital appreciation.	MFS® Research International Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:Massachusetts Financial Services Company	0.89%	-17.57%	2.81%	4.75%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser:Pacific Investment Management Company LLC	0.77%	-11.60%	2.09%	0.99%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser:T. Rowe Price Associates, Inc.	0.68%	-5.07%	7.26%	—
Seeks a competitive total return primarily from investing in fixed-income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:BlackRock Advisors, LLC	0.38%	-14.15%	0.32%	1.55%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:BlackRock Advisors, LLC	0.63%	-37.61%	7.68%	11.66%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:BlackRock Advisors, LLC	0.36%	1.44%	1.12%	0.68%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B#‡ Brighthouse Investment Advisers, LLC	0.88%	-12.69%	1.53%	2.71%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.87%	-13.84%	2.58%	4.38%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.90%	-15.33%	3.69%	6.07%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.93%	-17.97%	4.52%	7.53%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:Wellington Management Company LLP	0.61%	-5.08%	11.45%	12.78%
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class D# Brighthouse Investment Advisers, LLC Subadviser:Frontier Capital Management Company, LLC	0.80%	-28.21%	6.28%	10.46%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser:Massachusetts Financial Services Company	0.80%	-9.82%	4.98%	7.18%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:Massachusetts Financial Services Company	0.56%	-5.98%	7.51%	11.28%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:Western Asset Management Company LLC	0.55%	-16.66%	0.18%	2.19%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	ClearBridge Variable Large Cap Value Portfolio — Class I† Legg Mason Partners Fund Advisor, LLC Subadviser:ClearBridge Investments, LLC	0.72%	-6.43%	7.86%	10.53%
Seeks a balance of growth of capital and income.	Franklin Multi-Asset Variable Conservative Growth Fund — Class I‡ Legg Mason Partners Fund Advisor, LLC Subadviser:Franklin Advisers, Inc.	0.70%	-14.17%	3.56%	5.68%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	Franklin Multi-Asset Variable Growth Fund — Class I‡ Legg Mason Partners Fund Advisor, LLC Subadviser:Franklin Advisers, Inc.	0.79%	-14.80%	5.22%	8.01%
Seeks long-term growth of capital.	Franklin Multi-Asset Variable Moderate Growth Fund — Class I#‡ Legg Mason Partners Fund Advisor, LLC Subadviser:Franklin Advisers, Inc.	0.83%	-14.36%	4.61%	7.08%
Seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain a dollar weighted average effective duration that is normally within 30% of the average duration of the domestic bond market as a whole.	Western Asset Core Plus VIT Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadvisers:Western Asset Management Company, LLC; Western Asset Management Company Limited; Western Asset Management Company Ltd; Western Asset Management Company Pte. Ltd.	0.51%	-17.23%	-0.55%	1.71%
Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	-18.82%	7.18%	10.95%
Seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.	Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	-19.59%	8.55%	11.92%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
‡
This Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
†
Not available under all Policies. Availability depends on Policy issue date.

The prospectus, as supplemented, and statement of additional information ("SAI") dated May 1, 2005 include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at 800-334-4298 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Policy online at https://dfinview.com/BHF/TAHD/BHF91.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000068773